Exhibit 99.1

Supplemental Discussion of Caesars Entertainment Operating Company Results

On January 28, 2008, Caesars Entertainment Corporation (formerly known as Harrah’s Entertainment, Inc.)(“Caesars Entertainment”, or “CEC”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (formerly known as Harrah’s Operating Company, Inc.)(for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our” or “us”, and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $5,189.6 million face value of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

During 2008, in connection with the CMBS financing for the Acquisition, CEOC spun off to Caesars Entertainment the following casino properties and related operating assets: Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Showboat Atlantic City, Harrah’s Lake Tahoe, Harveys Lake Tahoe and Bill’s Lake Tahoe. We refer to this spin-off as the “CMBS Spin-Off.” Upon receipt of regulatory approvals that were requested prior to the closing of the Acquisition, in May 2008, Paris Las Vegas and Harrah’s Laughlin and their related operating assets were spun out of CEOC to Caesars Entertainment and Harrah’s Lake Tahoe, Harveys Lake Tahoe, Bill’s Lake Tahoe and Showboat Atlantic City and their related operating assets were transferred to CEOC from Caesars Entertainment. We refer to this spin-off and transfer as the “Post-Closing CMBS Transaction.”

We refer to the CMBS Spin-Off and the Post-Closing CMBS Transaction as the “CMBS Transactions.”

Additionally, in connection with the CMBS Transactions and the Acquisition, London Clubs and its subsidiaries, with the exception of the subsidiaries related to London Clubs South Africa operations, became subsidiaries of CEOC. The South African subsidiaries became subsidiaries of CEOC in second quarter 2008. We refer to these transfers collectively as “the London Clubs Transfer.”

In accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), we have separated our historical financial results for the period subsequent to the Acquisition (the “Successor” period) and the period prior to the Acquisition (the “Predecessor” period). However, we have also combined certain results for the Successor and Predecessor periods for 2008 in the presentations below because we believe that it enables a meaningful presentation and comparison of results. As a result of the application of purchase accounting as of the Acquisition date, financial information for the Successor periods and the Predecessor periods are presented on different bases and, therefore, are not comparable. We have reclassified certain amounts for prior periods to conform to our 2010 presentation.

OPERATING RESULTS FOR CEOC

Overall CEOC Results

The following tables represent CEOC’s unaudited Condensed Combined Balance Sheets as of December 31, 2010 and 2009 and its unaudited Condensed Combined Statements of Operations and unaudited Condensed Combined Statements of Cash Flows for the Successor years ended December 31, 2010 and 2009, the Successor period from January 28, 2008 through December 31, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008.

Caesars Entertainment Operating Company, Inc.

Condensed Combined Balance Sheet

As of December 31, 2010

(Unaudited)

(In millions)	CEOC(1)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(2)	Caesars Entertainment(3)
ASSETS
Current assets
Cash and cash equivalents	$619.1	$367.9	$987.0
Receivables, net of allowance for doubtful accounts	344.5	48.7	393.2
Deferred income taxes	159.1	16.7	175.8
Prepayments and other	129.0	55.1	184.1
Inventories	38.7	11.7	50.4

Total current assets	1,290.4	500.1	1,790.5

Land, buildings, riverboats and equipment, net of accumulated depreciation	12,426.0	5,340.6	17,766.6
Goodwill	1,731.5	1,689.4	3,420.9
Intangible assets other than goodwill	4,153.7	558.1	4,711.8
Investments in and advances to non-consolidated affiliates	85.3	8.7	94.0
Deferred charges and other	605.3	198.6	803.9

	$20,292.2	$8,295.5	$28,587.7

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$218.9	$32.5	$251.4
Interest payable(4)	205.3	(3.8)	201.5
Accrued expenses	765.7	308.6	1,074.3
Current portion of long-term debt	55.6	—	55.6

Total current liabilities	1,245.5	337.3	1,582.8
Long-term debt(5)	14,405.2	4,380.3	18,785.5
Intercompany note	500.0	(500.0)	—
Deferred credits and other	893.5	29.6	923.1
Deferred income taxes	3,828.1	1,795.6	5,623.7

	20,872.3	6,042.8	26,915.1

Total Caesars Entertainment Operating Company, Inc. Stockholder’s (deficit)/equity	(618.7)	2,251.5	1,632.8
Non-controlling interests	38.6	1.2	39.8

Total Stockholder’s (deficit)/equity	(580.1)	2,252.7	1,672.6

	$20,292.2	$8,295.5	$28,587.7

(1)	Represents the financial information of CEOC.
(2)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(3)	Represents the financial information of Caesars Entertainment.
(4)	Interest payable for CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts totals $8.0 million. The amount of $(3.8) million shown above includes the elimination of $11.8 million of interest payable for CEOC which is payable to a CEC subsidiary.

(5)	Long-term debt for CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts totals $5,182.3 million. The amount of $4,380.3 million shown above is presented net of $802.0 million of long-term debt outstanding for CEOC which is payable to a CEC subsidiary.

Caesars Entertainment Operating Company, Inc.

Condensed Combined Balance Sheet

As of December 31, 2009

(Unaudited)

(In millions)	CEOC(1)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(2)	Caesars Entertainment(3)
ASSETS
Current assets
Cash and cash equivalents	$568.8	$349.3	$918.1
Receivables, net of allowance for doubtful accounts	286.6	36.9	323.5
Deferred income taxes	128.4	19.8	148.2
Prepayments and other	108.8	47.6	156.4
Inventories	39.0	13.7	52.7

Total current assets	1,131.6	467.3	1,598.9

Land, buildings, riverboats and equipment, net of accumulated depreciation	12,430.1	5,494.7	17,924.8
Assets held for sale	16.7	—	16.7
Goodwill	1,767.5	1,689.4	3,456.9
Intangible assets other than goodwill	4,333.6	617.7	4,951.3
Investments in and advances to non-consolidated affiliates	73.3	20.7	94.0
Deferred charges and other	683.4	253.2	936.6
Intercompany Receivables	235.0	(235.0)	—

	$20,671.2	$8,308.0	$28,979.2

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$229.7	$31.1	$260.8
Interest payable(4)	194.7	0.9	195.6
Accrued expenses	773.4	301.4	1,074.8
Current portion of long-term debt	74.3	—	74.3

Total current liabilities	1,272.1	333.4	1,605.5
Long-term debt(5)	13,895.3	4,973.5	18,868.8
Deferred credits and other	850.7	21.8	872.5
Deferred income taxes	4,064.7	1,792.2	5,856.9

	20,082.8	7,120.9	27,203.7

Preferred stock	—	2,642.5	2,642.5

Total Caesars Entertainment Operating Company, Inc. Stockholder’s equity/(deficit)	538.5	(1,461.4)	(922.9)
Non-controlling interests	49.9	6.0	55.9

Total Stockholder’s equity/(deficit)	588.4	(1,455.4)	(867.0)

	$20,671.2	$8,308.0	$28,979.2

(1)	Represents the financial information of CEOC.
(2)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(3)	Represents the financial information of Caesars Entertainment.
(4)	Interest payable for CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts totals $8.0 million. The amount of $0.9 million shown above includes the elimination of $7.1 million of interest payable for CEOC which is payable to a CEC subsidiary.

(5)	Long-term debt for CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts totals $5,551.5 million. The amount of $4,973.5 million shown above is presented net of approximately $578.0 million of long-term debt outstanding for CEOC which is payable to a CEC subsidiary.

Caesars Entertainment Operating Company, Inc. (Successor)

Condensed Combined Statement of Operations

For the Year Ended

December 31, 2010

(Unaudited)

(In millions)	CEOC(1)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(2)	Caesars Entertainment(3)
Revenues
Casino	$5,646.1	$1,271.8	$6,917.9
Food and beverage	1,012.4	498.2	1,510.6
Rooms	704.8	427.5	1,132.3
Management fees	39.1	—	39.1
Other	438.9	137.4	576.3
Less: casino promotional allowances	(985.2)	(372.4)	(1,357.6)

Net revenues	6,856.1	1,962.5	8,818.6

Operating expenses
Direct
Casino	3,289.8	659.1	3,948.9
Food and beverage	385.5	235.8	621.3
Rooms	154.7	104.7	259.4
Property, general, administrative and other	1,499.0	562.7	2,061.7
Depreciation and amortization	573.2	162.3	735.5
Project opening costs	2.1	—	2.1
Write-downs, reserves and recoveries	121.7	25.9	147.6
Impairment of intangible assets	193.0	—	193.0
Loss/(income) on interests in non-consolidated affiliates	3.7	(2.2)	1.5
Corporate expense	107.5	33.4	140.9
Acquisition and integration costs	12.8	0.8	13.6
Amortization of intangible assets	101.3	59.5	160.8

Total operating expenses	6,444.3	1,842.0	8,286.3

Income from operations	411.8	120.5	532.3
Interest expense, net of interest capitalized	(1,782.0)	(199.6)	(1,981.6)
(Losses)/gains on early extinguishments of debt	(4.7)	120.3	115.6
Other income, including interest income	40.9	0.8	41.7

(Loss)/income from continuing operations before income taxes	(1,334.0)	42.0	(1,292.0)
Benefit/(provision) for income taxes	490.9	(22.2)	468.7

Net (loss)/income	(843.1)	19.8	(823.3)
Less: net (income)/loss attributable to non-controlling interests	(8.0)	0.2	(7.8)

Net (loss)/income attributable to Caesars Entertainment Operating Company, Inc.	$(851.1)	$20.0	$(831.1)

(1)	Represents the financial information of CEOC.
(2)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(3)	Represents the consolidated financial information of Caesars Entertainment.

Caesars Entertainment Operating Company, Inc. (Successor)

Condensed Combined Statement of Operations

For the Year Ended

December 31, 2009

(Unaudited)

(In millions)	CEOC(1)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(2)	Caesars Entertainment(3)
Revenues
Casino	$5,757.6	$1,366.7	$7,124.3
Food and beverage	946.3	533.0	1,479.3
Rooms	636.7	432.2	1,068.9
Management fees	56.6	—	56.6
Other	443.2	149.2	592.4
Less: casino promotional allowances	(1,010.0)	(404.1)	(1,414.1)

Net revenues	6,830.4	2,077.0	8,907.4

Operating expenses
Direct
Casino	3,267.2	658.3	3,925.5
Food and beverage	345.0	251.0	596.0
Rooms	118.2	95.3	213.5
Property, general, administrative and other	1,466.6	552.2	2,018.8
Depreciation and amortization	523.5	160.4	683.9
Project opening costs	3.4	0.2	3.6
Write-downs, reserves and recoveries	71.4	36.5	107.9
Impairment of intangible assets	1,178.9	459.1	1,638.0
(Income)/loss on interests in non-consolidated affiliates	(0.4)	2.6	2.2
Corporate expense	110.7	40.0	150.7
Acquisition and integration costs	0.3	—	0.3
Amortization of intangible assets	115.2	59.6	174.8

Total operating expenses	7,200.0	2,315.2	9,515.2

Loss from operations	(369.6)	(238.2)	(607.8)
Interest expense, net of interest capitalized	(1,678.5)	(214.0)	(1,892.5)
Gains on early extinguishments of debt, net	3,929.6	1,035.9	4,965.5
Other income, including interest income	32.0	1.0	33.0

Income from continuing operations before income taxes	1,913.5	584.7	2,498.2
Provision for income taxes	(1,287.2)	(364.6)	(1,651.8)

Net income	626.3	220.1	846.4
Less: net income attributable to non-controlling interests	(13.5)	(5.3)	(18.8)

Net income attributable to Caesars Entertainment Operating Company, Inc.	$612.8	$214.8	$827.6

(1)	Represents the financial information of CEOC.
(2)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(3)	Represents the consolidated financial information of Caesars Entertainment.

Caesars Entertainment Operating Company, Inc. (Successor)

Condensed Combined Statement of Operations

For the Period From January 28, 2008

Through December 31, 2008

(Unaudited)

(In millions)	CEOC(1)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(2)	Caesars Entertainment(3)
Revenues
Casino	$5,962.6	$1,514.3	$7,476.9
Food and beverage	971.6	558.6	1,530.2
Rooms	684.2	490.3	1,174.5
Management fees	59.1	—	59.1
Other	520.9	103.9	624.8
Less: casino promotional allowances	(1,080.7)	(417.9)	(1,498.6)

Net revenues	7,117.7	2,249.2	9,366.9

Operating expenses
Direct
Casino	3,376.3	726.5	4,102.8
Food and beverage	371.4	268.1	639.5
Rooms	128.7	108.0	236.7
Property, general, administrative and other	1,650.9	492.1	2,143.0
Depreciation and amortization	473.6	153.3	626.9
Project opening costs	27.6	1.3	28.9
Write-downs, reserves and recoveries	(60.1)	76.3	16.2
Impairment of intangible assets	3,745.2	1,744.4	5,489.6
Loss on interests in non-consolidated affiliates	2.0	0.1	2.1
Corporate expense	106.3	25.5	131.8
Acquisition and integration costs	24.0	—	24.0
Amortization of intangible assets	108.2	54.7	162.9

Total operating expenses	9,954.1	3,650.3	13,604.4

Loss from operations	(2,836.4)	(1,401.1)	(4,237.5)
Interest expense, net of interest capitalized	(1,704.3)	(370.6)	(2,074.9)
Gains on early extinguishments of debt, net	742.1	—	742.1
Other income, including interest income	29.6	5.6	35.2

Loss from continuing operations before income taxes	(3,769.0)	(1,766.1)	(5,535.1)
Benefit/(provision) for income taxes	378.5	(18.1)	360.4

Loss from continuing operations, net of tax	(3,390.5)	(1,784.2)	(5,174.7)
Discontinued operations, net of tax	90.4	—	90.4

Net loss	(3,300.1)	(1,784.2)	(5,084.3)
Less: net income attributable to non-controlling interests	(6.4)	(5.6)	(12.0)

Net loss attributable to Caesars Entertainment Operating Company, Inc.	$(3,306.5)	$(1,789.8)	$(5,096.3)

(1)	Represents the financial information of CEOC.

(2)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(3)	Represents the consolidated financial information of Caesars Entertainment.

Caesars Entertainment Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Operations

For the Period From January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	Pro-forma CEOC	London Clubs Transfer (1)	CMBS Transactions (2)	Historical CEOC (3)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(4)	Caesars Entertainment(5)
Revenues
Casino	$498.2	$(29.5)	$116.4	$585.1	$29.5	$614.6
Food and beverage	77.3	(4.7)	41.1	113.7	4.7	118.4
Rooms	56.0	(0.4)	40.4	96.0	0.4	96.4
Management fees	5.0	(0.1)	—	4.9	0.1	5.0
Other	28.0	(1.1)	14.4	41.3	1.4	42.7
Less: casino promotional allowances	(87.0)	1.8	(30.0)	(115.2)	(1.8)	(117.0)

Net revenues	577.5	(34.0)	182.3	725.8	34.3	760.1

Operating expenses
Direct
Casino	285.2	(24.5)	55.4	316.1	24.5	340.6
Food and beverage	30.3	(1.8)	20.2	48.7	1.8	50.5
Rooms	10.7	(0.2)	8.9	19.4	0.2	19.6
Property, general, administrative and other	141.7	(7.5)	42.0	176.2	2.0	178.2
Depreciation and amortization	47.5	(1.6)	16.0	61.9	1.6	63.5
Project opening costs	0.7	(0.7)	—	—	0.7	0.7
Write-downs, reserves and recoveries	0.2	—	4.5	4.7	—	4.7
Income on interests in non-consolidated affiliates	(0.5)	—	—	(0.5)	—	(0.5)
Corporate expense	(26.2)	—	34.7	8.5	—	8.5
Acquisition and integration costs	125.6	—	—	125.6	—	125.6
Amortization of intangible assets	5.5	(0.2)	—	5.3	0.2	5.5

Total operating expenses	620.7	(36.5)	181.7	765.9	31.0	796.9

(Loss)/income from operations	(43.2)	2.5	0.6	(40.1)	3.3	(36.8)

Interest expense, net of interest capitalized	(89.7)	—	—	(89.7)	—	(89.7)
Other income/(expense), including interest income	5.1	(3.3)	(4.0)	(2.2)	3.3	1.1

(Loss)/income before income taxes	(127.8)	(0.8)	(3.4)	(132.0)	6.6	(125.4)
Benefit/(provision) for income taxes	21.6	(0.9)	1.2	21.9	4.1	26.0

(Loss)/income from continuing operations, net of tax	(106.2)	(1.7)	(2.2)	(110.1)	10.7	(99.4)

Discontinued operations, net of tax	0.1	—	—	0.1	—	0.1

Net (loss)/income	(106.1)	(1.7)	(2.2)	(110.0)	10.7	(99.3)
Less: net (income)/loss attributable to non-controlling interests	(1.4)	0.9	(0.2)	(0.7)	(0.9)	(1.6)

Net (loss)/income attributable to Caesars Entertainment Operating Company, Inc.	$(107.5)	$(0.8)	$(2.4)	$(110.7)	$9.8	$(100.9)

(1)	Reflects the inclusion of the London clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of CEOC.
(2)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of CEOC were spun-off into a separate borrowing structure and held side-by-side with CEOC under Caesars Entertainment. The operating expenses of CEOC include unallocated costs attributable to service that have been performed by CEOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS Transactions reflect the push-down of corporate expenses of $34.7 million that was unallocated at January 27, 2008. Following the Acquisition, many of these services continue to be provided by CEOC pursuant to a shared service agreement with the CMBS properties.
(3)	Represents the historical financial information of CEOC.
(4)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(5)	Represents the consolidated financial information of Caesars Entertainment.

Caesars Entertainment Operating Company, Inc. (Successor)

Condensed Combined Statement of Cash Flows

For the Year Ended December 31, 2010

(Unaudited)

(In millions)	CEOC(1) (Revised)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(2) (Revised)	Caesars Entertainment(3)
Cash flows (used in)/provided by operating activities(4)	$(207.9)	$378.7	$170.8

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(135.4)	(25.3)	(160.7)
Investments in subsidiaries	(44.6)	—	(44.6)
Payment made for partnership interest	(19.5)	—	(19.5)
Payment made for Pennsylvania gaming rights	(16.5)	—	(16.5)
Cash acquired in business acquisitions, net of transaction costs	14.0	—	14.0
Investments in and advances to non-consolidated affiliates	(64.0)	—	(64.0)
Proceeds from other asset sales	21.8	—	21.8
Other	(13.2)	(5.2)	(18.4)

Cash flows used in investing activities	(257.4)	(30.5)	(287.9)

Cash flows provided by/(used in) financing activities
Proceeds from the issuance of long-term debt	780.8	551.4	1,332.2
Debt issuance costs and fees	(18.2)	(46.4)	(64.6)
Borrowings under lending agreements	1,175.0	—	1,175.0
Repayments under lending agreements	(1,625.8)	—	(1,625.8)
Cash paid in connection with early extinguishment of debt	(219.9)	(149.2)	(369.1)
Scheduled debt retirements	(237.0)	—	(237.0)
Non-controlling interests’ distributions, net of contributions	(10.1)	—	(10.1)
Repurchase of treasury shares	—	(1.6)	(1.6)
Other	(11.6)	—	(11.6)
Transfers from/(to) affiliates(4)	682.4	(682.4)	—

Cash flows provided by/(used in) financing activities(4)	515.6	(328.2)	187.4

Effect of deconsolidation of variable interest entities	—	(1.4)	(1.4)

Net increase in cash and cash equivalents	50.3	18.6	68.9
Cash and cash equivalents, beginning of period	568.8	349.3	918.1

Cash and cash equivalents, end of period	$619.1	$367.9	$987.0

(1)	Represents the financial information of CEOC.
(2)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(3)	Represents the consolidated financial information of Caesars Entertainment.
(4)	These amounts have been revised in accordance with the explanatory note to this Form 10-K/A.

Caesars Entertainment Operating Company, Inc. (Successor)

Condensed Combined Statement of Cash Flows

For the Year Ended December 31, 2009

(Unaudited)

(In millions)	CEOC(1)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(2)	Caesars Entertainment(3)
Cash flows (used in)/provided by operating activities	$(98.3)	$318.5	$220.2

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(437.8)	(26.7)	(464.5)
Investments in and advances to non-consolidated affiliates	(66.9)	—	(66.9)
Proceeds from other asset sales	20.0	—	20.0
Other	(11.9)	—	(11.9)

Cash flows used in investing activities	(496.6)	(26.7)	(523.3)

Cash flows provided by/(used in) financing activities
Proceeds from the issuance of long-term debt	2,259.6	—	2,259.6
Debt issuance costs	(76.4)	—	(76.4)
Borrowings under lending agreements	3,076.6	—	3,076.6
Repayments under lending agreements	(3,535.1)	—	(3,535.1)
Cash paid in connection with early extinguishment of debt	(544.9)	(458.6)	(1,003.5)
Scheduled debt retirements	(45.5)	—	(45.5)
Purchase of additional interest in subsidiary	(83.7)	—	(83.7)
Non-controlling interests’ distributions, net of contributions	(15.3)	(1.9)	(17.2)
Repurchase of treasury shares	—	(3.0)	(3.0)
Other	(1.1)	—	(1.1)
Transfers (to)/from affiliates	(317.9)	317.9	—

Cash flows provided by/(used in) financing activities	716.3	(145.6)	570.7

Net increase in cash and cash equivalents	121.4	146.2	267.6
Cash and cash equivalents, beginning of period	447.4	203.1	650.5

Cash and cash equivalents, end of period	$568.8	$349.3	$918.1

(1)	Represents the financial information of CEOC.
(2)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(3)	Represents the consolidated financial information of Caesars Entertainment.

Caesars Entertainment Operating Company, Inc. (Successor)

Condensed Combined Statement of Cash Flows

For the Period from January 28, 2008

Through December 31, 2008

(Unaudited)

(In millions)	CEOC(1)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(2)	Caesars Entertainment(3)
Cash flows provided by operating activities	$367.4	$154.7	$522.1

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(1,031.4)	(150.0)	(1,181.4)

Insurance proceeds for hurricane losses from asset recovery	181.4	—	181.4

Payment for Acquisition	—	(17,490.2)	(17,490.2)
Investments in and advances to non-consolidated affiliates	(5.9)	—	(5.9)
Proceeds from other asset sales	4.9	0.2	5.1
Other	(17.4)	(5.8)	(23.2)

Cash flows used in investing activities	(868.4)	(17,645.8)	(18,514.2)

Cash flows provided by/(used in) financing activities
Proceeds from the issuance of long-term debt	15,024.9	6,500.0	21,524.9
Debt issuance costs	(474.4)	(170.1)	(644.5)
Borrowings under lending agreements	433.0	—	433.0
Repayments under lending agreements	(6,760.7)	0.2	(6,760.5)
Cash paid in connection with early extinguishment of debt	(2,167.4)	—	(2,167.4)
Scheduled debt retirements	(6.5)	—	(6.5)
Payment to bondholders for debt exchange	(289.0)	—	(289.0)
Equity contribution from buyout	—	6,007.0	6,007.0
Non-controlling interests’ distributions, net of contributions	(8.8)	(5.8)	(14.6)
Proceeds from the exercises of stock options	2.4	(2.4)	—
Excess tax provision from stock equity plans	—	(50.5)	(50.5)
Repurchase of treasury shares	—	(3.6)	(3.6)
Other	(1.1)	(0.2)	(1.3)
Transfers from/(to) affiliates	(5,242.3)	5,242.3	—

Cash flows provided by financing activities	510.1	17,516.9	18,027.0

Cash flows provided by discontinued operations
Cash flows from operating activities	4.7	—	4.7

Cash flows provided by discontinued operations	4.7	—	4.7

Net increase in cash and cash equivalents	13.8	25.8	39.6
Cash and cash equivalents, beginning of period	433.6	177.3	610.9

Cash and cash equivalents, end of period	$447.4	$203.1	$650.5

(1)	Represents the financial information of CEOC.
(2)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(3)	Represents the consolidated financial information of Caesars Entertainment.

Caesars Entertainment Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	CEOC Restructured	London Clubs Transfer(1)	CMBS Transactions(2)	Historical CEOC(3)	CEC Parent and Other Caesars Entertainment Subsidiaries and Accounts(4)	Caesars Entertainment(5)
Cash flows (used in)/provided by operating activities	$(49.8)	$(14.0)	$1.7	$(62.1)	$69.3	$7.2

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(80.9)	11.1	(37.5)	(107.3)	(18.3)	(125.6)
Payments for businesses acquired, net of cash acquired	0.1	(0.1)	—	—	0.1	0.1
Proceeds from other asset sales	0.1	—	3.0	3.1	—	3.1
Other	(1.2)	—	(0.5)	(1.7)	—	(1.7)

Cash flow (used in)/provided by investing activities	(81.9)	11.0	(35.0)	(105.9)	(18.2)	(124.1)

Cash flows provided by/(used in) financing activities
Borrowing under lending agreements	11,316.3	—	—	11,316.3	—	11,316.3
Repayments under lending agreements	(11,288.6)	—	—	(11,288.6)	(0.2)	(11,288.8)
Cash paid in connection with early extinguishments of debt	(87.7)	—	—	(87.7)	—	(87.7)
Non-controlling interests’ distributions, net of contributions	(1.6)	—	—	(1.6)	—	(1.6)
Proceeds from exercises of stock options	—	—	—	—	2.4	2.4
Excess tax benefit from stock equity plans	—	—	—	—	77.5	77.5
Other	(0.8)	—	—	(0.8)	—	(0.8)
Transfers (to)/from affiliates	133.3	(10.9)	(10.2)	112.2	(112.2)	—

Cash flows provided by/(used in) financing activities	70.9	(10.9)	(10.2)	49.8	(32.5)	17.3

Cash flows provided by discontinued operations
Cash flows from operating activities	0.5	—	—	0.5	—	0.5

Cash flows provided by discontinued operations	0.5	—	—	0.5	—	0.5

Net (decrease)/increase in cash and cash equivalents	(60.3)	(13.9)	(43.5)	(117.7)	18.6	(99.1)
Cash and cash equivalents, beginning of period	493.9	(53.8)	132.7	572.8	137.2	710.0

Cash and cash equivalents, end of period	$433.6	$(67.7)	$89.2	$455.1	$155.8	$610.9

(1)	Reflects the inclusion of the London clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of CEOC.

(2)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of CEOC were spun-off into a separate borrowing structure and held side-by-side with CEOC under Caesars Entertainment. The operating expenses of CEOC include unallocated costs attributable to service that have been performed by CEOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS Transactions reflect the push-down of corporate expenses of $34.7 million that was unallocated at January 27, 2008. Following the Acquisition, many of these services continue to be provided by CEOC pursuant to a shared service agreement with the CMBS properties.
(3)	Represents the historical financial information of CEOC.
(4)	Represents the combination of the parent company of Caesars Entertainment and the financial information of subsidiaries of Caesars Entertainment that are not a component of CEOC, primarily, captive insurance companies and the CMBS properties, and any consolidation eliminations.
(5)	Represents the consolidated financial information of Caesars Entertainment.

REGIONAL AGGREGATION

The executive officers of our Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of our Company as one reportable segment. In order to provide more meaningful information than would be possible on a consolidated basis, our casino properties as of December 31, 2010, have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Bally’s Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Caesars Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall & Saloon	Harrah’s Chester (2)	Grand Biloxi	Horseshoe Council Bluffs/ Bluffs Run
Harrah’s Tunica
Planet Hollywood Resort & Casino (1)		Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin (3)
Harrah’s Joliet (2)	Harrah’s Lake Tahoe	Harrah’s Cherokee (3)
Harrah’s Metropolis	Harvey’s Lake Tahoe	Harrah’s Rincon (3)
Horseshoe Hammond		Conrad Punta del Este (2)
Casino Windsor (4)
London Clubs International (5)

(1)	Acquired February 19, 2010.
(2)	We have approximately 95 percent ownership interest in this property.
(3)	Managed.
(4)	We have a 50 percent interest in Windsor Casino Limited, which operates this property. The province of Ontario owns the complex.
(5)	We operate/manage ten casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70 percent ownership interest in and manage one casino club in South Africa.

COMBINED OPERATING RESULTS

In accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), we have separated our historical financial results for the period subsequent to the Acquisition (the “Successor” period) and the period prior to the Acquisition (the “Predecessor” period). However, we have also combined results for the Successor and Predecessor periods for 2008 in the presentations below because we believe that it enables a meaningful presentation and comparison of results. As a result of the application of purchase accounting as of the Acquisition date, financial information for the Successor periods and the Predecessor period are presented on different bases and, therefore, are not comparable. We have reclassified certain amounts for prior periods to conform to our 2010 presentation.

Because the financial results for 2010, 2009 and 2008 include significant impairment charges for goodwill and other non-amortizing intangible assets, the following tables also present separately income/(loss) from operations before such impairment charges and the impairment charges to provide more meaningful comparisons of results. This presentation is not in accordance with U.S. GAAP.

	Successor			Predecessor
	2010	2009	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Percentage
						Increase/(Decrease)
(In millions)						10 vs. 09		09 vs. 08
Casino revenues	$5,646.1	$5,757.6	$5,962.6	$498.2	$6,460.8	(1.9)%		(10.9)%
Net revenues	6,856.1	6,830.4	7,117.7	577.5	7,695.2	0.4%		(11.2)%
Income/(loss) from operations	411.8	(369.6)	(2,836.4)	(43.2)	(2,879.6)	N/M		87.2%
Impairment of intangible assets, including goodwill	193.0	1,178.9	3,745.2	—	3,745.2	N/M		N/M
Income/(loss) from operations before impairment charges	604.8	809.3	908.8	(43.2)	865.6	(25.3)%		(6.5)%
Net (loss)/income	(843.1)	626.3	(3,390.5)	(106.2)	(3,496.7)	N/M		N/M
Net (loss)/income attributable to CEOC	(851.1)	612.8	(3,306.5)	(107.5)	(3,414.0)	N/M		N/M
Operating margin	6.0%	(5.4)%	(39.8)%	(7.5)%	(37.4)%	11.	4 pts	32.0	pts
Operating margin before impairment charges	8.8%	11.8%	12.8%	(7.5)%	11.2%	(3.0	)pts	0.6	pts

N/M = Not Meaningful

The Company’s 2010 net revenues increased approximately 0.4 percent to $6,856.1 million from $6,830.4 million in 2009, due primarily to revenues associated with our February 2010 acquisition of Planet Hollywood, which were largely offset by the continuing impact of the weak economic environment on customers’ discretionary spending.

Income from operations for the year ended December 31, 2010 was $411.8 million, compared with a loss from operations of $369.6 million for the same period in 2009. Included in income/(loss) from operations for 2010 and 2009 were impairment charges for goodwill and other non-amortizing intangible assets totaling $193.0 million and $1,178.9 million, respectively. Prior to consideration of these impairment charges, income from operations for the year ended December 31, 2010 decreased to $604.8 million from $809.3 million in the prior year. The decline was driven by the income impact of reduced revenues and the previously disclosed contingent liability reserve and asset reserve charges recorded during the second quarter 2010, which were partially offset by a tangible asset impairment charge in 2009 that did not recur in 2010 and the benefit of a $23.5 million property tax accrual adjustment recorded in the fourth quarter 2010.

Net loss for the year ended December 31, 2010 was $843.1 million compared with net income $626.3 million for the year-ago period. Net loss for the year ended December 31, 2010 included i) the aforementioned impairment charges for intangible assets and ii) losses related to the early extinguishment of debt of $4.7 million. Net income for the year ended December 31, 2009 included i) the aforementioned impairment charges for intangible assets and ii) gains related to the early extinguishment of debt of $3,929.6 million. Gains on early extinguishments of debt in the year ended December 31, 2009 represented discounts related to the exchange of certain outstanding debt for new debt in the second quarter and purchases of certain of our debt in the open market during 2009. The gains were partially offset by the write-off of market value premiums and unamortized debt issue costs. These events are discussed more fully in the “Liquidity and Capital Resources” section that follows herein.

Revenues for the year ended December 31, 2009 declined as compared to 2008 as a result of reduced customer visitation and spend per trip due to the impact of the recession on customers’ discretionary spending, as well as reduced aggregate demand, which impacted average daily room rates. The earnings impact of the declines in revenue in 2009 as compared to 2008 was partially offset by company-wide cost savings initiatives that began in the third quarter of 2008. The year ended December 31, 2008 included charges of $3,745.2 million related to impairment of goodwill and other non-amortizing intangible assets, and expenses incurred in connection with the Acquisition, primarily related to accelerated vesting of employee stock options, stock appreciation rights (“SARs”) and restricted stock, and higher interest expense. Offsetting a portion of these costs in 2008 were net gains on the early extinguishments of debt and proceeds received from the settlement of insurance claims related to hurricane damage in 2005.

REGIONAL OPERATING RESULTS

Las Vegas Results

	Successor			Predecessor
	2010	2009	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Percentage Increase/(Decrease)

(In millions)						10 vs. 09		09 vs. 08
Casino revenues	$793.7	$675.3	$677.5	$67.7	$745.2	17.5%		(9.4)%
Net revenues	1,441.1	1,215.1	1,318.9	118.5	1,437.4	18.6%		(15.5)%
Income/(loss) from operations	162.5	(481.1)	(869.3)	29.7	(839.6)	N/M		42.7%
Impairment of intangible assets, including goodwill	—	671.8	1,121.4	—	1,121.4	N/M		N/M
Income from operations before impairment charges	162.5	190.7	252.1	29.7	281.8	(14.8)%		(32.3)%
Operating margin	11.3%	(39.6)%	(65.9)%	25.1%	(58.4)%	50.9	pts	18.8	pts
Operating margin before impairment charges	11.3%	15.7%	19.1%	25.1%	19.6%	(4.4	)pts	(3.9	)pts

On February 19, 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, LLC (“PHW Las Vegas”), which owns the Planet Hollywood Resort and Casino (“Planet Hollywood”) located in Las Vegas, Nevada. Net revenues and income from continuing operations before income taxes (excluding transaction costs associated with the acquisition) of Planet Hollywood subsequent to the date of acquisition through December 31, 2010 are included in consolidated results from operations.

Hotel occupancy remained above 90 percent, and revenues for the year ended December 31, 2010 increased 18.6% in the Las Vegas Region from 2009 due to our February 2010 acquisition of Planet Hollywood. On a same-store basis, revenues declined 0.4 percent for the year ended December 31, 2010, resulting primarily from decreased spend per customer. Increased labor and depreciation expenses in the region combined with the income impact of reduced same-store revenues resulted in reduced income from operations for 2010, before consideration of impairment charges. Income from operations for the year ended December 31, 2010 includes incremental depreciation associated with the Caesars Palace expansions placed into service late in 2009, increased levels of remediation costs during 2010 at two properties within the region, and the write-off of assets associated with certain capital projects. Loss from operations for the year ended December 31, 2009 includes charges of $671.8 million related to impairment of intangible assets in the region.

An expansion and renovation of Caesars Palace Las Vegas was completed in stages during 2009 on the Octavius Tower, a new hotel tower with 110,000 square feet of additional meeting and convention space, three 10,000-square-foot luxury villa suites and an expanded pool and garden area. We have deferred completion of approximately 660 rooms, including 75 luxury suites, in the hotel tower expansion as a result of current economic conditions impacting the Las Vegas tourism sector. The convention center and the remainder of the expansion project, other than the deferred rooms, was completed during 2009. The Company has incurred capital expenditures of approximately $640.3 million on this project through December 31, 2010. The Company does not expect to incur significant additional capital expenditures on this project until construction on the deferred rooms is resumed, at which time the Company estimates that between approximately $90.0 million and $110.0 million will be required to complete the project. We anticipate initiating activity on this project during 2011.

For the year ended December 31, 2009, revenues and income from operations before impairment charges were lower than in 2008, driven by lower spend per customer and declines in the group-travel business due to the recession. While hotel occupancy was strong at approximately 90%, average room rates declined due to the impact of reduced aggregate demand. Loss from operations for 2008 included charges of $1,121.4 million recorded for the impairment of goodwill and other non-amortizing intangible assets.

Atlantic City Results

	Successor			Predecessor
			Jan. 28, 2008	Jan. 1, 2008		Percentage
			through	through	Combined	Increase/(Decrease)
(In millions)	2010	2009	Dec. 31, 2008	Jan. 27, 2008	2008	10 vs. 09		09 vs. 08
Casino revenues	$1,295.2	$1,446.6	$1,630.5	$128.7	$1,759.2	(10.5)%		(17.8)%
Net revenues	1,417.6	1,528.1	1,650.8	125.8	1,776.6	(7.2)%		(14.0)%
Income/(loss) from operations	33.5	(37.2)	(308.7)	8.0	(300.7)	N/M		87.6%
Impairment of intangible assets, including goodwill	—	178.7	514.5	—	514.5	N/M		N/M
Income from operations before impairment charges	33.5	141.5	205.8	8.0	213.8	(76.3)%		(33.8)%
Operating margin	2.4%	(2.4)%	(18.7)%	6.4%	(16.9)%	4.8	pts	14.5	pts
Operating margin before impairment charges	2.4%	9.3%	12.5%	6.4%	12.0%	(6.9	)pts	(2.7	)pts

The Atlantic City market continues to be affected by the current economic environment as well as competition from new casinos outside of Atlantic City and the mid-2010 introduction of table games in the Pennsylvania market.

Reduced customer spend per trip and increased competition from other markets led to lower Atlantic City Region revenues during the year ended December 31, 2010. Income from operations for the year ended December 31, 2009 included a charge of $178.7 million related to impairment of goodwill and other non-amortizing intangible assets at certain of the region’s properties. Income from operations for the year ended December 31, 2010 was lower than the prior year, prior to consideration of the impairment charge, as cost-saving initiatives were unable to offset the income impact of reduced revenues and increased marketing and labor-related expenses. Income from operations for the year ended December 31, 2010 also included the write-off of assets associated with certain capital projects.

Revenues for 2009 were lower than in 2008 due to reduced visitor volume and spend per trip, as well as competition from slot parlors in Pennsylvania. Income from operations before impairment charges for 2009 was also lower than in 2008 as cost savings initiatives were insufficient to offset the earnings impact of the reduced revenues and increased marketing expenses. These adverse factors were partially offset by the full-year impact of the 2008 expansion of the Harrah’s Atlantic City property.

Louisiana/Mississippi Results

	Successor			Predecessor
			Jan. 28, 2008	Jan. 1, 2008		Percentage
			through	through	Combined	Increase/(Decrease)
(In millions)	2010	2009	Dec. 31, 2008	Jan. 27, 2008	2008	10 vs. 09		09 vs. 08
Casino revenues	$1,096.4	$1,140.8	$1,252.7	$99.0	$1,351.7	(3.9)%		(15.6)%
Net revenues	1,193.4	1,245.2	1,340.8	106.1	1,446.9	(4.2)%		(13.9)%
Income from operations	69.9	181.4	28.3	10.1	38.4	(61.5)%		N/M
Impairment of intangible assets, including goodwill	51.0	6.0	328.9	—	328.9	N/M		N/M
Income from operations before impairment charges	120.9	187.4	357.2	10.1	367.3	(35.5)%		(49.0)%
Operating margin	5.9%	14.6%	2.1%	9.5%	2.7%	(8.7	)pts	11.9	pts
Operating margin before impairment charges	10.1%	15.0%	26.6%	9.5%	25.4%	(4.9	)pts	(10.4	)pts

Reduced visitation and customer spend per trip unfavorably impacted the Louisiana/ Mississippi Region revenues during the year ended December 31, 2010. Income from operations for the year ended December 31, 2010 included a charge of $51.0 million related to impairment of goodwill and other non-amortizing intangible assets at one of the region’s properties. Income from operations for the year ended December 31, 2009 included a charge of $6.0 million related to impairment of intangible assets at one of the region’s properties. Income from operations for the year ended December 31, 2010 was lower than in 2009, prior to consideration of impairment charges, as cost-saving initiatives were unable to offset the income impact of reduced revenues and increased marketing expenses.

Revenues for 2009 in the region were lower compared to 2008 driven by lower visitor volume due to the current economic environment. Included in income from operations for 2008 were $328.9 million of impairment charges for goodwill and other non-amortizing assets of certain properties within the region. Prior to the consideration of impairment charges and the insurance proceeds received in 2008 of $185.4 million from the final settlement of claims related to 2005 hurricane damage at certain properties, income from operations before impairment charges for 2009 improved slightly when compared to 2008 primarily as a result of cost savings initiatives within the region. During December 2009, we rebranded Sheraton Tunica to Tunica Roadhouse. For the rebranding, the property was closed for a minimal amount of time, during a traditionally quiet period, resulting in limited disruptions to operations.

Construction began in third quarter 2007 on a casino and resort in Biloxi. We have halted construction on this project, and continue to evaluate our development options. As of December 31, 2010, approximately $180.0 million had been spent on this project.

Iowa/Missouri Results

	Successor			Predecessor
			Jan. 28, 2008	Jan. 1, 2008		Percentage
			through	through	Combined	Increase/(Decrease)
(In millions)	2010	2009	Dec. 31, 2008	Jan. 27, 2008	2008	10 vs. 09		09 vs. 08
Casino revenues	$688.4	$707.3	$678.7	$52.5	$731.2	(2.7)%		(3.3)%
Net revenues	735.4	756.6	727.0	55.8	782.8	(2.8)%		(3.3)%
Income from operations	171.0	187.5	108.2	7.7	115.9	(8.8)%		61.8%
Impairment of intangible assets, including goodwill	9.0	—	49.0	—	49.0	N/M		N/M
Income from operations before impairment charges	180.0	187.5	157.2	7.7	164.9	(4.0)%		13.7%
Operating margin	23.3%	24.8%	14.9%	13.8%	14.8%	(1.5	)pts	10.0	pts
Operating margin before impairment	24.5%	24.8%	21.6%	13.8%	21.1%	(0.3	)pts	3.7	pts

Revenues in the region declined for the year ended December 31, 2010 from 2009 due to new competition in the region and lower customer spend per trip. Income from operations for the year ended December 31, 2010 included a charge of $9.0 million related to impairment of goodwill and other non-amortizing intangible assets at one of the region’s properties. Income from operations for the year ended December 31, 2010 declined from 2009 primarily due to the income impact of revenue declines.

Revenues for 2009 at our Iowa and Missouri properties were slightly lower compared to the same period in 2008 driven by the weak economy that impacted guest visitation. The region was also impacted by severe winter storms during the fourth quarter of 2009 which also affected guest visitation. Income from operations before impairment charges and operating margin in 2009 were higher than in the prior year due primarily to cost savings initiatives.

Illinois/Indiana Results

	Successor			Predecessor
			Jan. 28, 2008	Jan. 1, 2008		Percentage
			through	through	Combined	Increase/(Decrease)
(In millions)	2010	2009	Dec. 31, 2008	Jan. 27, 2008	2008	10 vs. 09		09 vs. 08
Casino revenues	$1,152.9	$1,180.7	$1,102.5	$86.9	$1,189.4	(2.4)%		(0.7)%
Net revenues	1,160.1	1,172.3	1,098.7	85.5	1,184.2	(1.0)%		(1.0)%
Income/(loss) from operations	119.0	(35.4)	(505.9)	8.7	(497.2)	N/M		92.9%
Impairment of intangible assets, including goodwill	58.0	180.7	617.1	—	617.1	N/M		N/M
Income from operations before impairment charges	177.0	145.3	111.2	8.7	119.9	21.8%		21.2%
Operating margin	10.3%	(3.0)%	(46.0)%	10.2%	(42.0)%	13.3	pts	39.0	pts
Operating margin before impairment charges	15.3%	12.4%	10.1%	10.2%	10.1%	2.9	pts	2.3	pts

Revenues in the region decreased for the year ended December 31, 2010 from 2009 due to decreased customer spend per trip. Income from operations for the year ended December 31, 2010 included a charge of $58.0 million related to impairment of goodwill and other non-amortizing intangible assets at certain of the region’s properties, partially offset by the benefit of a $23.5 million property tax accrual adjustment recorded in the fourth quarter 2010. Loss from operations for the year ended December 31, 2009 included a charge of $180.7 million related to impairment of intangible assets at certain of the region’s properties. Income from operations, prior to consideration of impairment charges, increased for the year ended December 31, 2010 relative to 2009 as a result of reduced marketing expenses and the aforementioned property tax accrual adjustment.

For the year ended December 31, 2009, revenues were relatively unchanged compared to 2008 due to the full year impact of the 2008 expansion of the Horseshoe Hammond property, which offset the revenue declines at other properties in the region. The Horseshoe Hammond renovation and expansion was completed in August 2008. Cost savings initiatives at properties in the region also contributed to the increase in income from operations before impairment charges in 2009.

Other Nevada Results

	Successor			Predecessor
			Jan. 28, 2008	Jan. 1, 2008		Percentage
			through	through	Combined	Increase/(Decrease)
(In millions)	2010	2009	Dec. 31, 2008	Jan. 27, 2008	2008	10 vs. 09		09 vs. 08
Casino revenues	$231.5	$253.9	$294.8	$19.5	$314.3	(8.8)%		(19.2)%
Net revenues	307.6	332.5	379.5	26.8	406.3	(7.5)%		(18.2)%
(Loss)/income from operations	(28.7)	26.3	(178.5)	(1.9)	(180.4)	N/M		N/M
Impairment of intangible assets, including goodwill	49.0	4.0	217.5	—	217.5	N/M		N/M
Income/(loss) from operations before impairment charges	20.3	30.3	39.0	(1.9)	37.1	(33.0)%		(18.3)%
Operating margin	(9.3)%	7.9%	(47.0)%	(7.1)%	(44.4)%	(17.2	)pts	52.3	pts
Operating margin before impairment charges	6.6%	9.1%	10.3%	(7.1)%	9.1%	(2.5	)pts	—

Results for the year ended December 31, 2010 for the Other Nevada Region declined from 2009 due to lower visitation and decreased customer spend per trip. Also contributing to the decline in income from operations for the year ended December 31, 2010 was a charge of $49.0 million, recorded during the second quarter of 2010, related to the impairment of goodwill and other non-amortizing intangible assets at one of the region’s properties.

For 2009, revenues from our Nevada properties outside of Las Vegas were lower than in 2008 due to lower guest visitation and lower customer spend per trip. Cost-savings initiatives implemented throughout 2009 partially offset the earnings impact of the net revenue declines. During December 2009, we announced the permanent closure of Bill’s Lake Tahoe effective in January 2010, which was later sold in February 2010. The closure and sale were the result of several years of declining business levels at that property.

Managed and International Results

	Successor			Predecessor
			Jan. 28, 2008	Jan. 1, 2008		Percentage
			through	through	Combined	Increase/(Decrease)
(In millions)	2010	2009	Dec. 31, 2008	Jan. 27, 2008	2008	10 vs. 09	09 vs. 08
Net revenues
Managed	$43.9	$56.3	$59.1	$5.0	$64.1	(22.0)%	(12.2)%
International	431.1	403.8	375.7	51.2	426.9	6.8%	(5.4)%

Net revenues	$475.0	$460.1	$434.8	$56.2	$491.0	3.2%	(6.3)%

Income/(loss) from operations
Managed	$11.9	$19.4	$22.1	$4.0	$26.1	(38.7)%	(25.7)%
International	10.5	(23.0)	(276.0)	2.2	(273.8)	N/M	91.3%

Total Income/(loss) from operations	$22.4	$(3.6)	$(253.9)	$6.2	$(247.7)	N/M	98.5%

Impairment of intangible assets, including goodwill
Managed	$—	$—	$—	$—	$—	N/M	N/M
International	6.0	31.0	210.8	—	210.8	N/M	N/M

Total impairment charges	$6.0	$31.0	$210.8	$—	$210.8	N/M	N/M

Income/(loss) from operations before impairment
Managed	$11.9	$19.4	$22.1	$4.0	$26.1	(38.7)%	(25.7)%
International	16.5	8.0	(65.2)	2.2	(63.0)	N/M	N/M

Income/(loss) from operations before impairment	$28.4	$27.4	$(43.1)	$6.2	$(36.9)	3.6%	N/M

Managed and international results include income from our managed properties and Thistledown Racetrack, and the results of our international properties.

Managed

We manage three tribal casinos and have consulting arrangements with casino companies in Australia. The table below gives the location and expiration date of the current management contracts for our three tribal casino properties as of December 31, 2010.

Casino	Location	Expiration of Management Agreement
Harrah’s Rincon	near San Diego, California	November 2013
Harrah’s Cherokee	Cherokee, North Carolina	November 2011
Harrah’s Ak-Chin	near Phoenix, Arizona	December 2014

In December 2010, we formed Rock Ohio Caesars LLC, a joint venture with Rock Gaming, LLC, created to pursue casino developments in Cincinnati and Cleveland. Pursuant to the agreements forming the joint venture, we have committed to invest up to $200 million for an approximately 30% interest in the joint venture. As part of our investment, we also plan to contribute Thistledown Racetrack (“Thistledown”), a non-casino racetrack located outside Cleveland, Ohio, to the joint venture. Based upon this commitment, we have included Thistledown as a managed property. As of December 31, 2010 we have invested approximately $64.0 million in the joint venture.

The decline in revenues from our managed properties for the years ended December 31, 2010 and 2009, when compared to their respective prior periods, reflects the impact of the current economic environment on our managed properties, partially offset by incremental revenues of $7.2 million associated with our July 2010 acquisition of Thistledown.

International

Our international results include the operations of our property in Punta del Este, Uruguay, and our London Clubs International Limited (“London Clubs”) entities. As of December 31, 2010, London Clubs owns or manages ten casinos in the United Kingdom, two in Egypt and one in South Africa. During 2009, one of the London Clubs owned properties, Fifty, was closed and liquidated.

Revenues for the year ended December 31, 2010 increased over 2009 due to increased visitation and increased spend per trip at our Uruguay and London Clubs properties. Income from operations for the year ended December 31, 2010 included a charge of $6.0 million related to impairment of goodwill and other non-amortizing intangible assets at our international properties. Income from operations for the year ended December 31, 2009 included a charge of $31.0 million related to impairment of goodwill and other non-amortizing intangible assets. Prior to consideration of impairment charges, international income from operations significantly increased for the year ended December 31, 2010 when compared with 2009 due to strong revenue performance and cost-saving initiatives.

Revenues for London Clubs decreased slightly in 2009 when compared to 2008 as the increase in local currency revenues attributable to the full-year impact in 2009 of two new properties which opened in 2008 was insufficient to offset the adverse movements in exchange rates. Loss from operations in 2009 was improved compared to 2008 as a result of the $210.8 million impairment charge recorded in 2008 compared to the $31.0 million charged in 2009. Income from operations before impairment in 2009 improved when compared to a loss from operations before impairment in 2008 due to the income impact of increased revenues and cost savings initiatives throughout the international properties.

OTHER FACTORS AFFECTING NET INCOME

	Successor			Predecessor
			Jan. 28, 2008	Jan. 1, 2008		Percentage
Expense/(Income)			through	through	Combined	Increase/(Decrease)
(in millions)	2010	2009	Dec. 31, 2008	Jan. 27, 2008	2008	10 vs. 09	09 vs. 08
Corporate expense	$107.5	$110.7	$106.3	$(26.2)	$80.1	(2.9)%	38.2%
Write-downs, reserves and recoveries	121.7	71.4	(60.1)	0.2	(59.9)	N/M	N/M
Impairment of intangible assets, including goodwill	193.0	1,178.9	3,745.2	—	3,745.2	N/M	N/M
Acquisition and integration costs	12.8	0.3	24.0	125.6	149.6	N/M	(99.8)%
Amortization of intangible assets	101.3	115.2	108.2	5.5	113.7	(12.1)%	1.3%
Interest expense, net	1,782.0	1,678.5	1,704.3	89.7	1,794.0	6.2%	(6.4)%
Losses/(gains) on early extinguishments of debt	4.5	(3,929.6)	(742.1)	—	(742.1)	N/M	N/M
Other income	(40.8)	(32.0)	(29.6)	(5.1)	(34.7)	27.5%	(7.8)%
(Benefit)/provision for income taxes	(490.9)	1,287.2	(378.5)	(21.6)	(400.1)	N/M	N/M
Income attributable to non-controlling interests	(8.0)	(13.5)	(6.4)	(1.4)	(7.8)	(40.7)%	73.1%
Discontinued operations, net of income taxes	—	—	(90.4)	(0.1)	(90.5)	N/M	N/M

N/M = Not meaningful

Corporate Expense

Corporate expense decreased in 2010 from the comparable period in 2009 due primarily to expenses incurred in connection with our April 2009 debt exchange transaction that did not recur during 2010 and reduced expense associated with incentive compensation, partially offset by increased labor-related expenses for year ended December 31, 2010 when compared with 2009.

Corporate expense increased in 2009 from 2008 due to certain non-capitalizable expenses related to the debt exchange offer and other advisory services, partially offset by the continued realization of cost savings initiatives that began in the third quarter of 2008.

Corporate expense includes expenses associated with share-based compensation plans in the amounts of $17.2 million, $12.0 million, $12.1 million, and $1.7 million for the years ended December 31, 2010 and 2009, the Successor period from January 28, 2008 through December 31, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008, respectively.

Write-downs, reserves and recoveries

Write-downs, reserves and recoveries include various pre-tax charges to record certain long-lived tangible asset impairments, contingent liability or litigation reserves or settlements, project write-offs, demolition costs, permit remediation costs, recoveries of previously recorded reserves and other non-routine transactions. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from year-to-year, nor are the amounts expected to follow any particular trend from year-to-year.

Write-downs, reserves and recoveries for 2010 were $121.7 million, compared with $71.4 million in 2009. Included in write-downs, reserves and recoveries for the year ended December 31, 2010 with no comparable amounts in 2009 is an accrual of $25.0 million for a contingency related to employee benefit obligations, and a charge of approximately $52.2 million to fully reserve a note receivable balance related to land and pre-development costs contributed to a venture for development of a casino project in Philadelphia with which we were involved prior to December 2005. Also included in write-downs, reserves and recoveries for the year ended December 31, 2010 were charges of $26.6 million to write-off assets associated with certain capital projects in the Las Vegas and Atlantic City regions.

Amounts incurred during 2010 for remediation costs were $20.3 million, and increased by $13.8 million when compared to 2009.

Write-downs, reserves and recoveries in 2009 of $71.4 million increased when compared with a credit balance of $59.9 million in 2008. Included in the amounts for 2008 are insurance proceeds related to the 2005 hurricanes totaling $185.4 million. Prior to these insurance proceeds, write-downs, reserves and recoveries for 2008 were $125.5 million. Amounts incurred in 2009 for remediation costs were $6.5 million, an increase of $4.0 million from similar costs in 2008. We recorded $59.3 million in impairment charges for long-lived tangible assets during 2009, an increase of $21.0 million when compared to 2008. The majority of the 2009 charge was related to the Company’s office building in Memphis, Tennessee due to the relocation to Las Vegas, Nevada of those corporate functions formerly performed at that location. We recorded $33.3 million in charges related to efficiency projects that were also a result of the relocation.

Also during 2009, associated with its closure and ultimate liquidation, we wrote off the assets and liabilities on one of our London Club properties. Because the assets and liabilities were in a net liability position, a pre-tax gain of $9.0 million was recognized in the fourth quarter of 2009. The recognized gain was partially offset by charges related to other projects. 2009 also included a reversal of an accrual for approximately $30.0 million due to a judgment against the Company that was vacated in third quarter of 2009. This amount was previously charged to write-downs, reserves and recoveries in 2006 and was reversed accordingly upon the vacated judgment.

Impairment of intangible assets

During the fourth quarter of each year, we perform annual assessments for impairment of goodwill and other intangible assets that are not subject to amortization as of September 30. We perform assessments for impairment of goodwill and other non-amortizing intangible assets more frequently if impairment indicators exist.

During 2010, due to the relative impact of weak economic conditions on certain properties in the Other Nevada and Louisiana/Mississippi regions, we performed an interim assessment of goodwill and certain non-amortizing intangible assets for impairment during the second quarter, which resulted in an impairment charge of $100.0 million. During the third quarter, we completed a preliminary annual assessment of goodwill and other non-amortizing intangible assets as of September 30, which resulted in an impairment charge of $44.0 million. We finalized our annual assessment during the fourth quarter, and as a result of the final assessment, we recorded an impairment charge of $49.0 million, which brought the aggregate charges recorded for the year ended December 31, 2010 to $193.0 million.

During 2009, we performed an interim assessment of goodwill and certain non-amortizing intangible assets for impairment during the second quarter, due to the relative impact of weak economic conditions on certain properties in the Las Vegas market, which resulted in an impairment charge of $42.0 million. During the third quarter, we completed a preliminary annual assessment of goodwill and other non-amortizing intangible assets as of September 30, which resulted in an impairment charge of $1,124.6 million. We finalized our annual assessment during the fourth quarter, and as a result of the final assessment, we recorded an impairment charge of approximately $12.3 million, which brought the aggregate charges recorded for the year ended December 31, 2009 to approximately $1,178.9 million.

Our 2008 analysis indicated that certain of our goodwill and other non-amortizing intangible assets were impaired based upon projected performance which reflected factors impacted by the then-current market conditions, including lower valuation multiples for gaming assets, higher discount rates resulting from turmoil in the credit markets, and the completion of our 2009 budget and forecasting process. As a result of our projected deterioration in financial performance, an impairment charge of $3,745.2 million was recorded in the fourth quarter 2008.

Acquisition and integration costs

Acquisition and integration costs in 2010 include costs in connection with our acquisitions of Planet Hollywood and Thistledown Racetrack, and costs associated with potential development and investment activities.

Acquisition and integration costs in 2008 include costs incurred in connection with the Acquisition, including the expense related to the accelerated vesting of employee stock options, SARs and restricted stock.

Amortization of intangible assets

Amortization of intangible assets was lower in 2010 when compared to 2009 due to lower intangible asset balances as a result of certain contract rights being fully amortized during 2009.

Amortization expense associated with intangible assets for 2009 was slightly higher than the amounts recorded in 2008 due to the amounts in 2008 including only eleven months of amortization of post-Acquisition intangible assets.

Interest Expense

Interest expense increased by $103.5 million for the year ended December 31, 2010, compared to the same period in 2009. Interest expense is reported net of capitalized interest of $1.3 million and $32.4 million for the years ended December 31, 2010 and 2009, respectively. The majority of the capitalized interest in 2009 related to the Caesars Palace expansion in Las Vegas. Prior to the consideration of capitalized interest, interest expense increased by $72.4 million for the year ended December 31, 2010, compared to the same period in 2009 due primarily to (i) debt issuances that occurred in the second quarter of 2010 that resulted in higher debt levels and a higher weighted average interest rate; and (ii) changes in our hedging designations related to one interest rate swap agreement. Interest expense for the year ended December 31, 2010, as a result of interest rate swap agreements, included (i) $81.2 million of gains due to measured ineffectiveness for derivatives designated as hedging instruments; (ii) $4.9 million of gains due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $9.7 million of expense due to amortization of deferred losses frozen in Other Comprehensive Income (“OCI”). At December 31, 2010, our variable-rate debt, excluding $5,810.1 million of variable-rate debt for which we have entered into interest rate swap agreements, represents approximately 10% of our total debt, while our fixed-rate debt is approximately 90% of our total debt.

Interest expense declined by $115.5 million in the year ended December 31, 2009 compared to the same period in 2008 primarily due to lower debt levels resulting from debt exchanges completed in April 2009 and December 2008 and debt purchases on the open market during 2009. Interest expense for 2009, as a result of interest rate swap agreements, was (i) reduced $4.6 million due to measured ineffectiveness for derivatives designated as hedging instruments; (ii) reduced $4.6 million due to changes in fair value for derivatives not designated as hedging instruments; and (iii) increased $3.0 million due amortization of deferred losses frozen in OCI. At December 31, 2009 our variable-rate debt, excluding $5,810.1 million of variable-rate debt for which we have entered into interest rate swap agreements, represents approximately 10.5% of our total debt, while our fixed-rate debt is approximately 89.5% of our total debt.

Losses/(gains) on early extinguishments of debt

Gains on early extinguishments of debt during 2009, mentioned above, related to multiple debt transactions initiated throughout the year, including i) the exchange of approximately $3,648.8 million principal amount of new 10% second-priority senior secured notes due in 2018 for approximately $5,470.1 million aggregate principal amount of outstanding debt with maturity dates ranging from 2010 to 2018; and ii) the purchase of approximately $747.6 million principal amount of outstanding debt through tender offers or open market purchases. The gains were partially offset by the write-off of market value premiums and unamortized debt issue costs. These events are discussed more fully in the “Liquidity and Capital Resources” section that follows herein.

Gains on early extinguishments of debt of $742.1 million in 2008 represented discounts related to the exchange of certain debt for new debt and purchases of certain of our debt in connection with an exchange offer in December 2008 and in the open market. The gains were partially offset by the write-off of market value premiums and unamortized deferred financing costs.

Other income

As a result of the cancellation of our debt investment in certain predecessor entities of PHW Las Vegas in exchange for the equity of PHW Las Vegas, the Company recognized a gain of $7.1 million to adjust our investment to reflect the estimated fair value of consideration paid for the acquisition. This gain is reflected in Other income, including interest income, in our Condensed Combined Statement of Operations for the year ended December 31, 2010. In addition, other income for all periods presented included insurance policy proceeds related to the Company’s deferred compensation plan.

Income tax (benefit)/provision

For the year ended December 31, 2010, we recorded tax benefit of $490.9 million on pre-tax loss from continuing operations of $1,334.0 million, compared with an income tax provision of $1,287.2 million on pre-tax income from continuing operations of $1,913.5 million for the year ended December 31, 2009. Income tax benefit for the year ended December 31, 2010 was favorably impacted by the effects of state income tax benefits and other discrete items.

Income tax provision for the year ended December 31, 2009 was primarily attributable to the tax impact of gains on early extinguishments of debt and the non-deductibility of the impairment charges on goodwill and other non-amortizing intangible assets. In 2008, tax benefits were generated by operating losses caused by higher interest expense, partially offset by non-deductible merger costs, international income taxes and state income taxes.

Other items

Discontinued operations for 2008 reflects insurance proceeds of $87.3 million, after taxes, representing the final funds received that were in excess of the net book value of the impacted assets and costs and expenses that were reimbursed under our business interruption claims for a 2005 hurricane that caused damage to our Grand Casino Gulfport property.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Over the past three years, in light of the severe economic downturn and adverse conditions in the travel and leisure industry generally, Caesars Entertainment has undertaken comprehensive cost reduction efforts to right-size expenses with business levels. The efforts have included organizational restructurings within our functional and operating units, reduction of employee travel and entertainment expenses, rationalization of our corporate-wide marketing expenses, and procurement savings, among others. During the fourth quarter of 2010, the Company began a new initiative to attempt to reinvent certain aspects of its functional and operating units in an effort to gain significant further cost reductions and streamline our operations.

Since the inception of our cost initiatives programs, Caesars Entertainment has identified $856.3 million in estimated cost savings, of which approximately $648.8 million had been realized as of December 31, 2010. Included in the $856.3 million program size are additional initiatives that total $153.2 million identified during the fourth quarter of 2010.

In accordance with our shared services agreement with Caesars Entertainment, $145.3 million in estimated future cost savings have been allocated to CEOC. In addition, CEOC has realized cost savings of $454.2 million during the year ended December 31, 2010.

Capital Spending and Development

In addition to the development and expansion projects discussed in the “Regional Operating Results” section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, established debt programs, joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the year ended December 31, 2010, totaled approximately $135.4 million. Estimated total capital expenditures for 2011 are expected to be between $400.0 million and $465.0 million.

Capital spending in 2009 totaled approximately $437.8 million. Our capital spending for the combined Predecessor and Successor periods of 2008 totaled approximately $1,112.3 million.

Liquidity

We generate substantial cash flows from operating activities, as reflected on the unaudited Condensed Combined Statements of Cash Flows in our Combined Financial Statements. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects. In connection with the Acquisition, we incurred substantial additional debt, which has significantly impacted our financial position.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled $619.1 million at December 31, 2010, compared to $568.8 million at December 31, 2009. The following provides a summary of our cash flows for the Successor periods ended December 31, 2010 and 2009, the Successor period from January 28, 2008 through December 31, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008:

	Successor			Predecessor
(In millions)	2010	2009	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008
Cash (used in)/provided by operating activities	$(207.9)	$(98.3)	$367.4	$(49.8)	$317.6
Capital investments	(135.4)	(437.8)	(1,031.4)	(80.9)	(1,112.3)
Investments in and advances to non-consolidated affiliates	(64.0)	(66.9)	(5.9)	—	(5.9)
Investments in subsidiaries	(44.6)	—	—	—	—
Cash acquired in business acquisitions, net of transaction costs	14.0	—	—	—	—
Insurance proceeds for hurricane losses for continuing operations	—	—	98.1	—	98.1
Insurance proceeds for hurricane losses for discontinued operations	—	—	83.3	—	83.3
Other investing activities	(27.4)	8.1	(12.5)	(1.0)	(13.5)

Cash used in operating/investing activities	(465.3)	(594.9)	(501.0)	(131.7)	(632.7)
Cash provided by financing activities	515.6	716.3	510.1	70.9	581.0
Cash provided by discontinued operations	—	—	4.7	0.5	5.2

Net increase/(decrease) in cash and cash equivalents	$50.3	$121.4	$13.8	$(60.3)	$(46.5)

Capital Resources

The majority of our long-term debt is due in 2015 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

The following table presents our outstanding debt, including intercompany debt as of December 31, 2010 and 2009:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at Dec 31, 2010	Face Value at Dec 31, 2010	Book Value at Dec 31, 2010	Book Value at Dec. 31, 2009
Credit Facilities and Secured Debt
Term Loans
Term Loans B1-B3	2015	3.29%-3.30%	$5,815.1	$5,815.1	$5,835.3
Term Loan B4	2016	9.5%	990.0	968.3	975.3
Revolving Credit Facility	2014	3.23%-3.75%	—	—	427.0
Senior Secured Notes	2017	11.25%	2,095.0	2,049.7	2,045.2
Second-Priority Senior Secured Notes	2018	12.75%	750.0	741.3	—
Second-Priority Senior Secured Notes	2018	10.0%	4,553.1	2,033.3	1,959.1
Second-Priority Senior Secured Notes	2015	10.0%	214.8	156.2	150.7
Secured debt	2010	6.0%	—	—	25.0
Chester Downs term loan	2016	12.375%	248.4	237.5	217.2
PHW Las Vegas senior secured loan	2015*	3.12%	530.5	423.8	—
Other, various maturities	Various	4.25%-6.0%	1.4	1.4	—
Subsidiary-guaranteed debt
Senior Notes	2016	10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018	10.75%/11.5%	10.5	10.5	9.4
Unsecured Senior Debt
5.5%	2010	5.5%	—	—	186.9
8.0%	2011	8.0%	—	—	12.5
5.375%	2013	5.375%	125.2	101.6	95.5
7.0%	2013	7.0%	0.6	0.6	0.7
5.625%	2015	5.625%	791.8	588.8	557.5
6.5%	2016	6.5%	573.1	418.5	400.4
5.75%	2017	5.75%	538.7	357.9	342.8
Floating Rate Contingent Convertible Senior Notes	2024	0.51%	0.2	0.2	0.2
Unsecured Senior Subordinated Notes
7.875%	2010	7.875%	—	—	142.5
8.125%	2011	8.125%	—	—	11.4
Other Unsecured Borrowings
5.3% special improvement district bonds	2035	5.3%	67.1	67.1	68.4
LIBOR plus 3.0% **	2014	3.26%	500.0	500.0	—
Other	Various	Various	1.0	1.0	18.0
Capitalized Lease Obligations
6.42%-9.8%	to 2020	6.42%-9.8%	9.4	9.4	10.0

Total debt and intercompany loans			18,294.5	14,960.8	13,969.6
Current portion of long-term debt			(57.0)	(55.6)	(74.3)

Long-term debt and intercompany loans			$18,237.5	$14,905.2	$13,895.3

*	The Planet Hollywood Las Vegas senior secured loan is subject to extension options moving its maturity from 2011 to 2015, subject to certain conditions.

**	Intercompany note payable to Caesars Entertainment.

Book values of debt as of December 31, 2010 are presented net of unamortized discounts of $3,333.8 million. As of December 31, 2009, book values are presented net of unamortized discounts of $3,384.6 million and unamortized premiums of $0.1 million.

Our current maturities of debt include required interim principal payments on each of our Term Loans, our Chester Downs term loans, and the special improvement district bonds.

In August 2008, Caesars Entertainment Corporation and CEOC entered into an agreement whereby Caesars Entertainment established a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $200.0 million outstanding at any time. During the fourth quarter 2010, the maximum principal amount was increased to $500.0 million outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3%. Interest is payable annually in arrears or, at CEOC’s election such interest may be added to the loan balance owed to Caesars Entertainment. At December 31, 2010, the entire $500.0 million had been drawn by CEOC and remained outstanding. On February 24, 2011, the CEC Board of Directors approved an increase in the maximum amount to $750.0 million.

As of December 31, 2010, aggregate annual principal maturities for the four years subsequent to 2011 were as follows, assuming all conditions to extending the maturity of the Planet Hollywood Las Vegas senior secured loan are met, and such maturity is extended: 2012, $47.5 million; 2013, $172.5 million; 2014, $545.1 million; and 2015, $7,297.3 million.

Credit Agreement

In connection with the Acquisition, CEOC entered into the senior secured credit facilities (the “Credit Facilities”.) This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.

As of December 31, 2010, our Credit Facilities provide for senior secured financing of up to $8,435.1 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of $6,805.1 million with $5,815.1 million maturing on January 20, 2015 and $990.0 million maturing on October 31, 2016, and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,630.0 million, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $7.5 million, with the balance due at maturity. A total of $6,805.1 million face amount of borrowings were outstanding under the Credit Facilities as of December 31, 2010, with $119.8 million of the revolving credit facility committed to outstanding letters of credit. After consideration of these borrowings and letters of credit, $1,510.2 million of additional borrowing capacity was available to the Company under its revolving credit facility as of December 31, 2010.

PHW Las Vegas senior secured loan

On February 19, 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, which owns the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of CEOC cancelled certain debt issued by PHW Las Vegas’ predecessor entities. The outstanding amount is secured by the assets of PHW Las Vegas, and is non-recourse to other subsidiaries of the Company.

In connection with the transaction and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). The maturity date for this loan is December 2011, with two extension options (subject to certain conditions), which, if exercised, would extend maturity until April 2015. At December 31, 2010, the loan has been classified as long-term in our Condensed Combined Balance Sheet because the Company has both the intent and ability to exercise the extension options. PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s Credit Facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan

Agreement and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

Other Financing Transactions

During 2009, Chester Downs and Marina LLC (“Chester Downs”), a majority-owned subsidiary of CEOC and owner of Harrah’s Chester, entered into an agreement to borrow under a senior secured term loan with a principal amount of $230.0 million and borrowed such amount, net of original issue discount. The proceeds of the term loan were used to pay off intercompany debt due to CEOC and to repurchase equity interests from certain minority partners of Chester Downs. As a result of the purchase of these equity interests, CEOC currently owns 95.0% of Chester Downs.

On October 8, 2010, Chester Downs amended its existing senior secured term loan facility to obtain an additional $40.0 million term loan. The additional loan has substantially the same terms as the existing term loan with respect to interest rates, maturity and security. The proceeds of the additional term loans were used for general corporate purposes, including the repayment of indebtedness and capital expenditures.

Exchange Offers, Debt Repurchases and Open Market Purchases

From time to time, we may retire portions of our outstanding debt in open market purchases, privately negotiated transactions or otherwise. These repurchases will be funded through available cash from operations and from our established debt programs. Such repurchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

On April 15, 2009, CEOC completed private exchange offers to exchange approximately $3,648.8 million aggregate principal amount of new 10.0% Second-Priority Senior Secured Notes due 2018 for approximately $5,470.1 million principal amount of its outstanding debt due between 2010 and 2018. The new notes are guaranteed by Caesars Entertainment and are secured on a second-priority lien basis by substantially all of CEOC’s and its subsidiaries’ assets that secure the senior secured credit facilities. In addition to the exchange offers, a subsidiary of Caesars Entertainment paid approximately $96.7 million to purchase for cash certain notes of CEOC with an aggregate principal amount of approximately $522.9 million maturing between 2015 and 2017. The notes purchased pursuant to this tender offer remained outstanding for CEOC but reduce Caesars Entertainment’s outstanding debt on a consolidated basis. Additionally, CEOC paid approximately $4.8 million in cash to purchase notes of approximately $24.0 million aggregate principal amount from retail holders that were not eligible to participate in the exchange offers. As a result of the exchange and tender offers, we recorded a pre-tax gain in the second quarter 2009 of approximately $3,773.4 million.

On October 22, 2009, CEOC completed cash tender offers for certain of its outstanding debt securities with maturities in 2010 and 2011. CEOC purchased $4.5 million principal amount of its 5.5% senior notes due 2010, $17.2 million principal amount of its 7.875% senior subordinated notes due 2010, $19.6 million principal amount of its 8.0% senior notes due 2011 and $4.2 million principal amount of its 8.125% senior subordinated notes due 2011 for an aggregate consideration of approximately $44.5 million.

As a result of the receipt of the requisite consent of lenders having loans made under the Senior Unsecured Interim Loan Agreement (“Interim Loan Agreement”) representing more than 50% of the sum of all loans outstanding under the Interim Loan Agreement, waivers or amendments of certain provisions of the Interim Loan Agreement to permit CEOC, from time to time, to buy back loans at prices below par from specific lenders in the form of voluntary prepayments of the loans by CEOC on a non-pro rata basis are now operative. Included in the exchanged debt discussed above are approximately $296.9 million of 10.0% Second-Priority Senior Secured Notes that were exchanged for approximately $442.3 million principal amount of loans surrendered in the exchange offer for loans outstanding under the Interim Loan Agreement. As a result of these transactions, all loans outstanding under the Interim Loan Agreement have been retired.

As a result of the 2009 exchange and tender offers and purchases of our debt on the open market, we recorded a pre-tax gain in 2009 of $3,929.6 million arising from early extinguishment of debt, comprised as follows:

(In millions)	Year ended Dec. 31, 2009

Face Value of CEOC Open Market Purchases
5.50% due 7/01/2010	$68.0
7.875% due 3/15/2010	111.5
8.00% due 02/01/2011	37.7
8.125% due 05/15/2011	178.2
5.375% due 12/15/2013	87.2
10.75% due 1/28/2016	265.0

Total face value of open market purchases	747.6
Cash paid for open market purchases	(540.4)

Net cash gain on open market purchases	207.2
Write-off of unamortized discounts and fees	(51.0)
Gain on debt exchanges	3,773.4

Aggregate gains on early extinguishments of debt	$3,929.6

Under the American Recovery and Reinvestment Act of 2009, or the ARRA, the Company will receive temporary federal tax relief under the Delayed Recognition of Cancellation of Debt Income, or CODI, rules. The ARRA contains a provision that allows for a deferral for tax purposes of CODI for debt reacquired in 2009 and 2010, followed by recognition of CODI ratably from 2014 through 2018. In connection with the debt that we reacquired in 2009 and 2010, we have deferred related CODI of $3.6 billion for tax purposes (net of Original Issue Discount (OID) interest expense, some of which must also be deferred to 2014 through 2018 under the ARRA). We are required to include one-fifth of the deferred CODI, net of deferred and regularly scheduled OID, in taxable income each year from 2014 through 2018. For state income tax purposes, certain states have conformed to the Act and others have not.

Issuances and Redemptions

During the second quarter of 2010, CEOC completed the offering of $750.0 million aggregate principal amount of 12.75% second-priority senior secured notes due 2018 and used the proceeds of this offering to redeem or repay the following outstanding debt:

Debt (dollars in millions)	Maturity	Interest Rate	Face Value
5.5% Senior Notes	2010	5.5%	$191.6
8.0% Senior Notes	2011	8.0%	13.2
8.125% Senior Subordinated Notes	2011	8.125%	12.0
Revolving Credit Facility	2014	3.23%-3.25%	525.0

In connection with the retirement of the outstanding senior and senior subordinated notes above, CEOC recorded a pre-tax loss of $4.7 million during the second quarter of 2010.

On June 3, 2010, Caesars announced an agreement under which affiliates of each of Apollo, TPG and Paulson & Co. Inc. (“Paulson”) were to exchange approximately $1,118.3 million face amount of debt for approximately 15.7% of the common equity of Caesars Entertainment, subject to regulatory approvals and certain other conditions. In connection with the transaction, Apollo, TPG, and Paulson purchased approximately $835.4 million, face amount, of CEOC notes that were held by another subsidiary of Caesars Entertainment for aggregate consideration of approximately $557.0 million, including accrued interest. The notes that were purchased, together with $282.9 million face amount of notes they had previously acquired, were exchanged for equity in the fourth quarter of 2010. The notes exchanged for equity are held by a subsidiary of Caesars Entertainment and remain outstanding for purposes of CEOC.

Interest and Fees

Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans, bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of

December 31, 2010, the Credit Facilities, other than borrowings under the Incremental Loans, bore interest at LIBOR plus 300 basis points for the term loans and a portion of the revolver loan and 150 basis points over LIBOR for the swingline loan and at the alternate base rate plus 200 basis points for the remainder of the revolver loan.

Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of (i) the then-current LIBOR rate or (ii) 2.0%; in each case plus an applicable margin. At December 31, 2010, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0%, plus 750 basis points.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of December 31, 2010, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points.

Our Senior Secured Notes, including the Second-Priority Senior Secured Notes, and our unsecured debt have semi-annual interest payments, with the majority of those payments on June 15 and December 15. Our previously outstanding senior secured notes that were retired as part of the exchange offers had semi-annual interest payments on February 1 and August 1 of every year.

The amount outstanding under the PHW Las Vegas senior secured loan bears interest, payable to third party lenders on a monthly basis, at a rate per annum equal to LIBOR plus 1.530%. Interest only participations of PHW Las Vegas bear interest at a fixed rate equal to $7.3 million per year, payable to a subsidiary of Caesars Entertainment Operating Company, Inc. that owns such participations.

Collateral and Guarantors

CEOC’s Credit Facilities are guaranteed by Caesars Entertainment, and are secured by a pledge of CEOC’s capital stock, and by substantially all of the existing and future property and assets of CEOC and its material, wholly-owned domestic subsidiaries, including a pledge of the capital stock of CEOC’s material, wholly-owned domestic subsidiaries and 65% of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s Council Bluffs
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall & Saloon		Horseshoe Bossier City	Bluffs Run
Harrah’s Tunica
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

In connection with PHW Las Vegas’ Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of Lender pursuant to which Caesars Entertainment guaranteed to Lender certain recourse liabilities of PHW Las Vegas. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Registrant, to the full extent of the actual benefit received by the Registrant. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Restrictive Covenants and Other Matters

The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting CEOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions; (iv) make certain investments, loans and advances; (v) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt.”

Caesars Entertainment is not bound by any financial or negative covenants contained in CEOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of CEOC.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

Certain covenants contained in CEOC’s credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). The June 3, 2009 amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million Original First Lien Notes issued June 15, 2009 and the $720.0 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $250.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. Certain covenants contained in CEOC’s credit agreement governing its senior secured credit facilities, the indenture and other agreements governing CEOC’s 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

The indenture governing the 10.75% Senior Notes, 10.75%/11.5% Senior Toggle Notes and the agreements governing the other cash pay debt and PIK toggle debt limit CEOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to CEOC only, engage in any business or own any material asset other than all of the equity interest of CEOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Derivative Instruments

Derivative Instruments - Interest Rate Swap Agreements

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of December 31, 2010 we have entered into 13 interest rate swap agreements, three of which have effective dates starting in 2011. As a result of staggering the effective dates, we have a notional amount of $6,500.0 million outstanding through April 25, 2011, and a notional amount of $5,750.0 million outstanding beginning after April 25, 2011. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of December 31, 2010 are as follows:

Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Variable Rate Received as of December 31, 2010	Next Reset Date	Maturity Date

April 25, 2007	$200	4.898%	0.288%	January 25, 2011	April 25, 2011
April 25, 2007	200	4.896%	0.288%	January 25, 2011	April 25, 2011
April 25, 2007	200	4.925%	0.288%	January 25, 2011	April 25, 2011
April 25, 2007	200	4.917%	0.288%	January 25, 2011	April 25, 2011
April 25, 2007	200	4.907%	0.288%	January 25, 2011	April 25, 2011
September 26, 2007	250	4.809%	0.288%	January 25, 2011	April 25, 2011
September 26, 2007	250	4.775%	0.288%	January 25, 2011	April 25, 2011
April 25, 2008	2,000	4.276%	0.288%	January 25, 2011	April 25, 2013
April 25, 2008	2,000	4.263%	0.288%	January 25, 2011	April 25, 2013
April 25, 2008	1,000	4.172%	0.288%	January 25, 2011	April 25, 2012
April 26, 2011	250	1.351%	—	April 26, 2011	January 25, 2015
April 26, 2011	250	1.347%	—	April 26, 2011	January 25, 2015
April 26, 2011	250	1.350%	—	April 26, 2011	January 25, 2015

The variable rate on our interest rate swap agreements did not materially change as a result of the January 25, 2011 reset.

Prior to February 15, 2008, our interest rate swap agreements were not designated as hedging instruments; therefore, gains or losses resulting from changes in the fair value of the swaps were recognized in interest expense in the period of the change. On February 15, 2008, eight of our interest rate swap agreements for notional amounts totaling $3,500.0 million were designated as cash flow hedging instruments for accounting purposes and on April 1, 2008, the remaining swap agreements were designated as cash flow hedging instruments for accounting purposes.

During October 2009, we borrowed $1,000.0 million under the Incremental Loans and used a majority of the net proceeds to temporarily repay most of our revolving debt under the Credit Facility. As a result, we no longer had a sufficient amount of outstanding debt under the same terms as our interest rate swap agreements to support hedge accounting treatment for the full $6,500.0 million in interest rate swaps. Thus, as of September 30, 2009, we removed the cash flow hedge designation for the $1,000.0 million swap agreement, freezing the amount of deferred losses recorded in Other Comprehensive Income associated with this swap agreement, and reducing the total notional amount on interest rate swaps designated as cash flow hedging instruments to $5,500.0 million. Beginning October 1, 2009, we began amortizing deferred losses frozen in Other Comprehensive Income into income over the original remaining term of the hedged forecasted transactions that are still considered to be probable of occurring. For the year ended December 31, 2010, we recorded $8.7 million as an increase to interest expense, and we will record an additional $8.7 million as an increase to interest expense and other comprehensive income over the next twelve months, all related to deferred losses on the $1,000.0 million interest rate swap.

During the fourth quarter of 2009, we re-designated approximately $310.1 million of the $1,000.0 million swap as a cash flow hedging instrument. Also, on September 29, 2010, we entered into three forward interest rate swap agreements for notional amounts totaling $750.0 million that have been designated as cash flow hedging instruments. As a result, at December 31, 2010, $5,810.1 million of our total interest rate swap notional amount of $7,250.0 million remained designated as hedging instruments for accounting purposes. Any future changes in fair value of the portion of the interest rate swap not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

Derivative Instruments - Interest Rate Cap Agreements

On April 5, 2010, as required under the PHW Las Vegas Amended and Restated Loan Agreement, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the PHW Las Vegas senior secured loan. The interest rate cap agreement is for a notional amount of $554.3 million at a LIBOR cap rate of 5.0%, and matures on December 9, 2011. To give proper consideration to the prepayment requirements of the PHW Las Vegas senior secured loan, we have designated $525.0 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes.

The following table represents the fair values of derivative instruments in the Condensed Combined Balance Sheets as of December 31, 2010 and 2009:

	Asset Derivatives				Liability Derivatives
	2010		2009		2010		2009
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest Rate Swaps		$—		$—	Accrued expenses	$(21.6)		$—
Interest Rate Swaps	Deferred charges and other	11.6		—	Deferred credits and other	(305.5)	Deferred credits and other	(337.6)
Interest Rate Cap	Deferred charges and other	—		—		—		—

Subtotal		11.6		—		(327.1)		(337.6)

Derivatives not designated as hedging instruments
Interest Rate Swaps		—		—	Deferred credits and other	(32.2)	Deferred credits and other	(37.6)

Total Derivatives		$11.6		$—		$(359.3)		$(375.2)

The following table represents the effect of derivative instruments in the Condensed Combined Statements of Operations for the years ended December 31, 2010 and 2009 for amounts transferred into or out of Accumulated Other Comprehensive Loss:

(In millions)	Amount of (Gain) or Loss on Derivatives Recognized in OCI (Effective Portion)		Location of (Gain) or Loss Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from Accumulated OCI into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income on Derivatives (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Income on Derivatives (Ineffective Portion)
Derivatives designated as hedging instruments	2010	2009		2010	2009		2010	2009
Interest rate contracts	$58.9	$42.3	Interest expense	$9.7	$3.0	Interest expense	$(81.2)	$(4.6)

						Location of (Gain) or Loss Recognized in Income on Derivatives	Amount of (Gain) or Loss Recognized in Income on Derivatives
Derivatives not designated as hedging instruments							2010	2009
Interest rate contracts						Interest expense	$(4.9)	$(4.6)

In addition to the impact on interest expense from amounts reclassified from Accumulated Other Comprehensive Loss, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the years ended December 31, 2010 and 2009 by approximately $265.8 million and $214.2 million, respectively.

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding the $5,810.1 million of variable-rate debt for which our interest rate swap agreements are designated as hedging instruments for accounting purposes, for the next twelve months, a hypothetical 1% increase in corresponding interest rates would increase interest expense for the twelve months following December 31, 2010 by approximately $10.5 million. At December 31, 2010, our weighted average USD LIBOR rate for our variable rate debt was 0.289%. A hypothetical reduction of this rate to 0% would decrease interest expense for the next twelve months by approximately $3.0 million. At December 31, 2010, our variable-rate debt, excluding the aforementioned $5,810.1 million of variable-rate debt hedged against interest rate swap agreements, represents approximately 10% of our total debt, while our fixed-rate debt is approximately 90% of our total debt.

GUARANTEES OF THIRD PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

The tables below summarize, as of December 31, 2010, our contractual obligations and other commitments through their respective maturity or ending dates.

	Payments due by Period
Contractual Obligations (a) (in millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Debt, face value (c)	$18,285.1	$51.8	$215.8	$7,842.4	$10,175.1
Capital lease obligations	9.4	5.2	4.2	—	—

Estimated interest payments (b) (c)	9,001.3	1,557.4	2,882.0	2,411.3	2,150.6

Operating lease obligations	2,202.7	80.4	138.9	123.9	1,859.5

Purchase order obligations	43.2	43.2	—	—	—
Guaranteed payments to State of Louisiana(d)	15.0	15.0	—	—	—
Community reinvestment	83.2	6.3	11.7	11.7	53.5

Construction commitments	27.2	27.2	—	—	—

Entertainment obligations	62.2	26.3	35.9	—	—

Other contractual obligations	331.9	56.3	58.4	32.4	184.8

	$30,061.2	$1,869.1	$3,346.9	$10,421.7	$14,423.5

(a)	In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.
(b)	Estimated interest for variable rate debt is based on rates at December 31, 2010. Estimated interest includes the estimated impact of our interest rate swap and interest rate cap agreements.
(c)	Debt maturities and estimated interest consider extended the maturity of the PHW Las Vegas senior secured loan from 2011 to 2015, resulting in a net increase of interest of approximately $55.1 million.
(d)	In February 2008, we entered into an agreement with the State of Louisiana whereby we extended our guarantee of a $60.0 million annual payment obligation of Jazz Casino Company, LLC, our wholly-owned subsidiary and owner of Harrah’s New Orleans, to the State of Louisiana. The agreement ends March 31, 2011.

	Amounts of Commitment Per Year
Contractual Obligations(a)	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years
(in millions)
Letters of credit	$119.8	$119.8	$—	$—	$—
Minimum payments to tribes	16.9	12.8	3.5	0.6

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 48 months from December 31, 2010, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Certain covenants contained in our credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). The June 3, 2009 amendment and waiver to our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million Original First Lien Notes issued June 15, 2009 and the $720.0 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $250.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s credit facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

Certain covenants contained in our credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of December 31, 2010. If our LTM Adjusted EBITDA were to decline significantly from the level achieved at December 31, 2010, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by CEOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.